Exhibit 99.4

Company	Wolseley PLC
TIDM	WOS
Headline	Board Committee Changes
Released	15:25 27-Jul-06

RNS Number: 8489G

Wolseley PLC

27 July 2006

Wolseley plc

Board Committee Changes

Following Charlie Banks’ retirement as Chief Executive Officer on 31 July 2006 and Chip Hornsby’s succession as Chief Executive Officer, the composition of the following Wolseley plc board committees will be as follows, with effect from 1 August 2006:

Nominations Committee :	J W Whybrow (Chairman);
G Davis;
A J Duff;
C A S Hornsby; and
R M Walker
Treasury Committee :	S P Webster (Chairman)
C A S Hornsby; and
M J R Verrier
Further information:
Wolseley plc	0118 929 8700
Guy Stainer
Head of Investor Relations
Mark White
Group Company Secretary & Counsel

This information is provided by RNS

The company news service from the London Stock Exchange

END